SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.


                         AMENDMENT NO. 1 TO

                             FORM U-57

           NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                  Filed under Section 33(a) of the

       Public Utility Holding Company Act of 1935, as amended
                          (the "1935 Act")



                       Ave Fenix Energia S.A.

                 (Name of foreign utility company)



                      Charter Oak Energy, Inc.

                      (Name of filing company,
                      if filed on behalf of a
                      foreign utility company)




              The Commission is request to mail copies
                     of all communications to:

                       Eugene G. Vertefeuille
                      Charter Oak Energy, Inc.
                            P.O. Box 270
                      Hartford, CT 06141-0270



   ITEM 1

   A.   Name and Business Address

   Ave Fenix Energia S.A.
   Av. Leandro N. Alen 1110
   1001 Buenos Aires, Aregentina

   B.   Description of Facilities

        Ave Fenix Energia S.A. ("Ave Fenix") is a company organized under the laws of Argentina for the sole purpose of owning and operating the Ave Fenix Facility (the "Facility"). The Facility is a 168 MW simple cycle natural gas combustion turbine and associated electrical and natural gas interconnection equipment located in Tucuman Province, Argentina. The Facility will interconnect with the national transmission grid at a substation located on the adjacent parcel of land.

        Ave Fenix does not derive any income from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States.

   C.   To the Extent Known, Holders of Five Percent or
        More of Any Class of Voting Securities of Ave Fenix

        Charter Oak Energy, Inc., a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities, a registered holding company, through its wholly owned subsidiary, COE Ave Fenix Corporation, currently owns approximately 96% of the issued and outstanding common stock of Ave Fenix. COE Ave Fenix Corporation has entered into a contract to sell shares of common stock of Ave Fenix, following which it will own approximately 83% of the issued and outstanding common stock of Ave Fenix. Neither Ave Fenix nor Charter Oak Energy, Inc., or any subsidiary company of any of the foregoing is a public utility company operating in the United States.

             New Cypress, Inc., a Delaware corporation and a wholly owned subsidiary of Stewart & Stevenson Services, Inc., a Texas corporation, has entered into a contract to purchase approximately 13% of the issued and outstanding common stock of Ave Fenix. Neither New Cypress, Inc. nor Stewart & Stevenson Services, Inc., nor any subsidiary company of any of the foregoing, is a public utility company operating in the United States

        The common stock is the only class of voting securities of Ave Fenix.


   ITEM 2

   A.   Domestic Associate Public-Utility Companies of Ave Fenix

        Ave Fenix will be an associate public-utility company of the domestic public utility subsidiaries of Northeast Utilities. These domestic public utilities are: The Connecticut Light and Power Co., Public Service Company of New Hampshire, Western Massachusetts Electric Company, Holyoke Water Power Col, Holyoke Power and Electric Co., North Atlantic Energy Corporation, Connecticut Yankee Atomic Power Company, Yankee Atomic Electric Company, Maine Yankee Atomic Electric Power Company, and Vermont Yankee Nuclear Power Corporation.

        None of these associate domestic public utility companies has a direct relationship with Ave Fenix and none of these domestic public utility companies made any direct contribution toward the purchase price of the interest in Ave Fenix, nor will any contribute funds toward the development or operation of the Facility.


   EXHIBIT A

             Not Applicable



                             Signature


             The undersigned company has duly caused this Amendment No. 1 to this statement on Form U-57 to be signed on its behalf by the undersigned thereunto duly authorized.


                                      /s/ William S. Lamb

                                 By:  William S. Lamb
                                      LeBoeuf, Lamb, Greene &
				      MacRae, L.L.P.
                                      A Partnership Including
				      Professional Corporations
                                      125 West 55th Street
                                      New York, NY 10019

                                      Attorney for Charter Oak
				      Energy, Inc.

   Date:  January 16, 1997